June 21, 2019

JNL/Epoch Global Shareholder Yield Fund
Jackson Variable Series Trust
1 Corporate Way
Lansing, MI 48951

JNL/The Boston Company Equity Income Fund
Jackson Variable Series Trust
1 Corporate Way
Lansing, MI 48951

Ladies and Gentlemen:
We have acted as counsel in connection with the Plan of Reorganization the (“Plan”) dated June 21, 2019, for Jackson Variable Series Trust, a Massachusetts business trust (“Acquired Trust”), on behalf of one of its series, JNL/Epoch Global Shareholder Yield Fund (“Acquired Fund”), and on behalf of another of its series, JNL/The Boston Company Equity Income Fund (“Acquiring Fund” and together with Acquired Fund, the “Funds”).  The Plan describes a proposed transaction (the “Reorganization”) to occur as of the close of business on the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for units of beneficial interest in Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund, following which the Acquiring Fund Units received by Acquired Fund will be distributed by Acquired Fund to its shareholders in complete liquidation and termination of Acquired Fund.  This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 2 of the Plan.  Capitalized terms not defined herein are used herein as defined in the Plan.
Acquired Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Acquired Fund are redeemable at net asset value at each shareholder’s option.  Acquired Fund has elected to be a regulated investment company for federal income tax purposes under section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).
Acquiring Trust is registered under the 1940 Act as an open-end management investment company.  Units of Acquiring Fund are redeemable at net asset value at each unit holder’s option.  Since January 1, 2019, Acquiring Fund has treated and will continue to treat itself as a partnership that is not a publicly traded partnership for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3 and Section 7704 of the Code and the regulations thereunder.  For purposes of this opinion, Acquiring Fund has represented that Acquiring Fund is properly classified as a partnership that is not a publicly traded partnership for federal income tax purposes.
Each Fund serves as a funding vehicle for variable annuity contracts (the “Contracts”) offered by certain insurance companies.  An insurance company establishes separate accounts (the “Separate Accounts”) that in turn purchase shares of Acquired Fund or units of Acquiring Fund in order to fund the insurance company’s obligations under Contracts that the insurance company has written.  The shares of Acquired Fund are held exclusively by insurance companies (the “Insurance Companies”) through one or more Separate Accounts each has established.  The units of Acquiring Fund are held exclusively by the Insurance Companies through one or more Separate Accounts each has established and mutual funds owned exclusively by the foregoing (“Upper-Tier Funds”).  Acquiring Fund has represented that units of beneficial interest in Acquiring Fund are and will continue to be held by no more than 100 holders.1  Further, Acquiring Fund has represented that:  (i) no Contract owner has the right to select or to recommend particular investments or investment strategies for Acquiring Fund or for any Separate Account; and (ii) participation in the performance of (i.e., indirect investment in) the Separate Accounts is available solely through the purchase of a Contract and is not otherwise publicly available.  Thus, for federal income tax purposes, each interest in Acquiring Fund held through a Separate Account of an insurance company is owned by the issuer of the applicable Contract, and not by the Contract owner.  References herein to “shareholders” of Acquired Fund or “unit holders” of Acquiring Fund are to the separate accounts to the extent described in Treasury Regulation Section 1.817-5(f)(3), and Upper-Tier Funds that own units in Acquiring Fund.

For purposes of this opinion, we have considered the Plan, the most recently filed prospectus for each Fund (collectively, the “Prospectuses”), the Proxy Statement and Prospectus filed on Form N-14, dated February 4th, 2019    (the “N-14”), and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof (the “Representation Letters”), representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).
In reviewing the foregoing materials, with your permission we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents.  We have further assumed that (i) all parties to the Plan and any other documents examined by us have acted, and will act, in accordance with the terms of such Plan and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Plan without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Plan, as well as those representations contained in the Representation Letters, are true and complete.  Additionally, we understand that Acquiring Fund adopted a daily mark-to-market accounting method effective January 1, 2019 in conjunction with Acquiring Fund’s election to be treated as a partnership for U.S. federal income tax purposes.  With your permission, our opinion does not take into account the Funds’ accounting methods.
The facts represented to us in the Representation Letters and our review of the foregoing materials support the conclusion that, based on the analysis and subject to the considerations set forth below, Acquired Fund’s tax basis in its assets will carry over to Acquiring Fund and Acquiring Fund’s holding period in those assets will include Acquired Fund’s holding period therein.

Acquiring Fund’s Basis and Holding Period in the Transferred Assets
On the Closing Date, Acquired Fund will transfer all of its assets (the “Transferred Assets”) to Acquiring Fund in exchange for units in Acquiring Fund (including fractional units, if any) (“Acquiring Fund Units”), and Acquiring Fund will assume all of the liabilities of Acquired Fund.

In our view, this transfer will qualify as a contribution of property to a partnership by a partner within the meaning of Section 721(a) of the Code.  As a result, Acquiring Fund’s basis in the assets received from Acquired Fund in the exchange will be determined under Section 723 of the Code, which states: “The basis of property contributed to a partnership by a partner shall be the adjusted basis of such property to the contributing partner at the time of the contribution increased by the amount (if any) of gain recognized under Section 721(b) of the Code to the contributing partner at such time.”

Section 721(b) of the Code provides that gain will be realized “on a transfer of property to a partnership which would be treated as an investment company (within the meaning of section 351) if the partnership were incorporated.”  The definition of “investment company” for this purpose, and more generally the rules for application of this provision, are found in Treasury Regulations under Section 351 of the Code.2

Under Treasury Regulation Section 1.351-1(c)(i), gain is not recognized on a transfer to a partnership under Section 721(b) of the Code unless “the transfer results, directly or indirectly, in diversification of the transferors’ interests.” Treasury Regulation Section 1.351-1(c)(6) provides: “a transfer of stocks and securities will not be treated as resulting in a diversification of the transferors’ interests if each transferor transfers a diversified portfolio of stocks and securities.”  In general, a portfolio of assets is so diversified if it satisfies the 25 and 50-percent tests of Section 368(a)(2)(F) of the Code, as modified by Treasury Regulation Section 1.351-1(c) (the “Diversified Portfolio Test”).

Under the Diversified Portfolio Test, a portfolio of stocks and securities is diversified if “not more than 25 percent of the value of its total assets is invested in the stock and securities of any one issuer and not more than 50 percent of the value of its total assets is invested in the stock and securities of 5 or fewer issuers.”3  Pursuant to Treasury Regulation Section 1.351-1(c)(6)(i), Government securities are included in total assets for purposes of the denominator of the 25 and 50 percent tests (unless the Government securities are acquired to meet the Diversified Portfolio Test), but are not treated as securities of an issuer for purposes of the numerator of the 25 and 50 percent tests.  In addition, for purposes of the Diversified Portfolio Test, a “person holding stock in a regulated investment company, a real estate investment trust, or an investment company which meets the requirements of the Diversified Portfolio Test shall, except as provided in regulations, be treated as holding its proportionate share of the assets held by such company or trust.”4  Acquired Fund has represented that the portfolio of assets held by Acquired Fund is a diversified portfolio of assets within the meaning of Treasury Regulation Section 1.351-1(c)(6), taking into account the rules described above, and Acquiring Fund has represented that it expects to offer its units continuously to permitted unit holders under Treasury Regulation Section 1.817-5(f) in exchange for cash, following the Reorganization.

As a result, under Section 723 of the Code, Acquiring Fund’s basis of assets transferred to Acquiring Fund by Acquired Fund in the Reorganization will more likely than not be equal to Acquired Fund’s basis in such assets immediately prior to the Reorganization.5

Given the foregoing treatment of Acquiring Fund’s tax basis, Acquiring Fund’s holding period in the assets received from Acquired Fund in the Reorganization will more likely than not include Acquired Fund’s holding period in such assets, under Section 1223(2) of the Code.

Potential Application of the Disguised Sale Rules
Notwithstanding the above, we note that if or to the extent the transfer of the Transferred Assets in connection with the Reorganization were treated as a “disguised sale” under Section 707(a)(2)(B) of the Code, such transfer would be treated as a sale or exchange of the Transferred Assets rather than a contribution of property under Section 721(a), in which case Acquiring Fund’s basis in the Transferred Assets would be the assets’ fair market value and the holding period would not include Acquired Fund’s holding period in such assets.

Section 707(a)(2)(B) of the Code could possibly apply in lieu of Section 721(a) of the Code where a person transfers property to a partnership for which property the person receives or is deemed to receive cash or other consideration.  Pursuant to Treasury Regulation Section 1.707-3(b)(1), such a disguised sale occurs if, based on all the facts and circumstances, (i) a transfer of cash to the person transferring the property to the partnership would not have been made but for the transfer of property and (ii) in cases in which the transfers of property and cash are not made simultaneously, the subsequent transfer is not dependent on the entrepreneurial risks of partnership operations.  The Funds have represented that shareholders of Acquired Fund will receive no consideration other than Acquiring Fund Units in connection with the Reorganization.6 However, as an open-end fund, Acquiring Fund is required to redeem units for cash or other consideration upon the demand of unit holders,7 and if a transfer of property to the partnership and transfer of cash to the partner are made within two years of each other, the transfer is presumed to be a disguised sale unless the facts and circumstances clearly establish otherwise.8  The regulations set forth a list of factors relevant to a determination of whether a disguised sale has occurred that we believe do not point towards a disguised sale in these circumstances.9  It is worth noting that in this context a person transferring property to Acquiring Fund has the same rights of redemption as all holders of interests in Acquiring Fund, and prior to any redemption will share in the performance of Acquiring Fund in the same manner as all other unit holders.  Furthermore, the shareholders of Acquired Fund and the unit holders of Acquiring Fund have represented that they have no plan or intention (i) to redeem Acquiring Fund units (including units held by them prior to the Reorganization and received by them in the Reorganization), either directly or indirectly, in connection with the Reorganization, (ii) to otherwise redeem Acquiring Fund units after the Reorganization other than in the ordinary course of business in connection with making required payments on the Contracts or to effect requests by Contract holders to reallocate the value of their Contracts among investment options as permitted by the Contracts or (iii) in the case of Upper-Tier Funds, to otherwise redeem Acquiring Fund units after the Reorganization other than in the ordinary course of business as a series of an open-end investment company consistent with such Upper-Tier Funds’ investment strategies.  Nonetheless, there is no guidance regarding how to apply the facts and circumstances test to an open-end investment management company that transfers cash to partners in connection with the redemption of units within two years following a transfer of property to the partnership.10

Consequently, we express no opinion as to whether Section 707(a)(2)(B) of the Code may apply to treat as a sale any portion of the Reorganization.  That said, we believe that in the absence of unusual facts pointing to specific situations implicating the disguised sale rules (i.e., redemptions of Acquiring Fund Units in connection with the Reorganization), of which we are unaware, the better view is that transfers of cash from the Acquiring Fund upon ordinary course redemptions in accordance with the terms of sections 2(a)(32) and 22(e) of the 1940 Act following the Reorganization are most likely not disguised sales.

Opinion
With respect to the Reorganization, based on and as described in the foregoing, and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:
(i)
Under Section 723 of the Code, Acquiring Fund’s tax basis in the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will more likely than not be the same as Acquired Fund’s tax basis in such assets immediately prior to the Reorganization; and

(ii)
Under Section 1223(2) of the Code, Acquiring Fund’s holding periods in the assets received from Acquired Fund in the Reorganization will more likely than not include Acquired Fund’s holding periods in such assets.

This opinion does not address the tax consequences of the liquidation of Acquired Fund or Reorganization to Acquired Fund shareholders or the Acquiring Fund unit holders.  As noted above, this opinion does not address or take into account the Acquiring Fund’s use of the mark-to-market method of accounting as described above.  This opinion assumes that Acquiring Fund is properly classified as a partnership that is not a publicly traded partnership for federal income tax purposes.  However, we note that if the Acquiring Fund were treated as a corporation for federal income tax purposes and the combination of Acquired Fund and the Acquiring Fund were treated as a reorganization under Section 368(a) of the Code, the same consequences with respect to the basis and holding period of the Transferred Assets in the hands of the Acquiring Fund would result as are described above with respect to Acquiring Fund.
You should recognize that our opinions are not binding on the IRS.  No ruling has been or will be obtained from the IRS as to the subject matter of the above opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.
Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.  We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.
Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

1 For purposes of this representation, the holder of the Acquiring Fund Units held through one or more separate accounts of an insurance company is the insurance company.
2 Code § 721(b).  See General Explanation of the Tax Reform Act of 1976 (H.R. 1062, 94th Congress, Public Law 94-455) prepared by the Joint Committee on Taxation, December 29, 1976, at 657.
3 Section 368(a)(2)(F)(ii).  For this purpose cash and cash items (including receivables) and, to the extent provided in Treasury Regulations, assets acquired (through incurring of indebtedness or otherwise) for purposes of meeting (or failing to meet) the Diversified Portfolio Test are excluded.  Section 368(a)(2)(F)(iv).
4 Section 368(a)(2)(F)(ii).
5 Acquiring Fund has represented that it has no election in place under Section 754 of the Code, so Acquiring Fund’s basis in its assets, including the assets received from the Acquired Fund in the exchange, is not further adjusted in connection with the Reorganization.
6 Acquiring Fund is assuming all the liabilities of Acquired Fund in connection with the Reorganization.  In certain circumstances, an assumption of liabilities by a partnership in connection with the transfer of property by a partner to the partnership could be treated as a transfer of consideration to the partner, thus potentially giving rise to a disguised sale.  Treasury Regulation Section 1.707-5(a).  However, if (i) all the assets used in a trade or business are transferred to a partnership and (ii) liabilities assumed by the partnership were incurred in the ordinary course of such trade or business, such assumption of liabilities will not give rise to a disguised sale.  Treasury Regulation Section 1.707-5(a)(6)(D).  In the case of the Reorganization, Acquired Fund is transferring all of its assets to Acquiring Fund. Acquired Fund has represented that the liabilities of Acquired Fund as of the Closing Date and the liabilities, if any, to which the assets held by Acquired Fund as of the Closing Date are subject were incurred by Acquired Fund in the ordinary course of its business.
7 See Sections 2(a)(32) and 22(e) of the 1940 Act.
8 Treasury Regulation Section 1.707-3(c).  In addition, when the transfer of property and the transfer of cash occur within two years of each other, the transfers must be disclosed to the IRS.  Treasury Regulation Sections 1.707-3(c)(2) and 1.707-8.
9 Treasury Regulation Section 1.707-3(b)(2).  These factors include: (i) the timing and amount of a subsequent transfer are determinable with reasonable certainty at the time of an earlier transfer; (ii) the transferor has a legally enforceable right to the subsequent transfer; (iii) the partner’s right to receive the money is secured; (iv) a person has made or is legally obligated to make contributions to the partnership in order to permit the partnership to make the transfer of money; (v) a person has loaned or has agreed to loan the partnership money to enable the partnership to make the transfer; (vi) the partnership has incurred or is obligated to incur debt to permit it to make the transfer of money; (vii) the partnership holds money or other liquid assets, beyond the reasonable needs of the business, that are expected to be available to make the transfer of money; (viii) partnership distributions, allocations or control of partnership operations is designed to effect an exchange of the burdens and benefits of ownership of property; (ix) the transfer of money by the partnership to the partner is disproportionately large in relationship to the partner’s general and continuing interest in partnership profits; and (x) the partner has no obligation to return or repay the money to the partnership.  It is not clear whether ordinary course redemptions should properly be treated as disguised sales.   See e.g. Rev. Rul. 99-58, 1999-2 CB 701 (ruling that redemptions of stock by a corporation pursuant to an ordinary course stock repurchase plan following a reorganization are not taken into account for purposes of meeting the continuity of proprietary interest requirement applicable to tax-free reorganizations).
10 In addition, it is not clear whether reallocations of partnership liabilities should be treated as deemed contributions to (in cases where a partner share of liabilities increases due to the reallocation), and distributions from (in cases where a partner’s share of liabilities decreases due to the reallocation) the partnership, and therefore as transfers of consideration that could give rise to a disguised sale.  In proposed regulations under Section 707, the Service has taken the view that such deemed contributions and distributions should not be treated as resulting in transfers of consideration for purposes of the rules governing the disguised sale of a partnership interest.  See, Section 707 Regarding Disguised Sales, Generally, 2004-2 C.B. 1009, 1010 (published in the Federal Register on November 26, 2004).  However, the proposed regulations were subsequently withdrawn.  See, Withdrawal of Notice of Proposed Rulemaking, 74 Fed. Reg. 3508, 3509 (January 21, 2009).